

November 21, 2022

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

> **Re: Innovation Beverage Group Ltd**
> **Amendment No. 8 to Registration Statement on Form F-1**
> **File No. 333-266965**
> **Filed November 15, 2022**

Dear Dean Huge:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 8 to Registration Statement on Form F-1

Capitalization, page 39

1.   Refer to the pro forma column. It appears the amount of cash and cash equivalents should be $8,300,744, based on the net proceeds from the Unit offering of $8,830,500, less the $600,000 payment on the notes payable. Similarly, it appears the ordinary shares should have a value of $13,553,611 after giving effect to the net proceeds. Please revise your computations accordingly, including the total shareholders' equity and total capitalization, or expand disclosures to describe any other pro forma adjustments.

<u>Dilution, page 40</u>

2. Refer to your disclosure of adjusted net tangible book value as of June 30, 2022. Based on the net proceeds from the Unit offering, it appears this amount should instead be $9,803,844 with a related per share amount of $0.98. Please revise your disclosures and dilution calculations accordingly, or advise.

<u>Filing Fee Table, page II-5</u>

3. Please provide your analysis of how your calculation of the "Maximum Aggregate Offering Price" is consistent with Rule 457. Specifically, we note that in addition to 2,500,000 units, you have provided the underwriters an option to purchase up to an additional 375,000 ordinary shares and/or up to an additional 375,000 warrants to cover over-allotments.

<u>Exhibits</u>

4. We note that you may have redacted information from Exhibit 4.5. If you are redacting information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please explain why you may rely on Item 601(b)(10)(iv) to redact information filed pursuant to Item 601(b)(4) and mark the exhibit index to indicate that portions of your exhibits have been omitted. Additionally, please refile to clearly indicate where information is omitted in Exhibit 4.5. If you are not relying on Item 601(b)(10)(iv) of Regulation S-K for Exhibit 4.5, refile the exhibit without the statement on the first page stating that certain information has been redacted.

You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing